

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2013

Via E-mail
Nicholas Singh
Secretary
Annaly Capital Management, Inc.
1211 Avenue of the Americas
Suite 2902
New York, NY 10036

> **Re: Annaly Capital Management, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 18, 2013**
> **File No. 001-13447**

Dear Mr. Singh:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please file the form of proxy with the proxy statement.

2.   Please provide a brief description of the background of the transaction, including whether the externalization was first proposed by the board or management and when it was first proposed.

3.   Please revise the risk factors to address the following risks of the externalization proposal or tell us why you do not believe these are material risks:

- Changes in fiduciary duties applicable to your current executive officers;
- Reduced transparency in individual executive officer compensation; and
- The elimination of shareholders' rights to engage in annual "say on pay" votes.

QUESTIONS AND ANSWERS ABOUT THE MEETING, page 1

4.   Please revise to include a summary of potential risks and negative factors considered by the board related to the externalization proposal.

Q: Why are the independent members of our board of directors recommending approval of the Management Externalization Proposal?

5.   We note that two bullets relate to improved employee retention. Please revise to provide a more detailed explanation of why the board believes externalization will improve management retention.

6.   In addition, please revise to provide more detail on why the board believes an external structure "may be more attractive to certain investors and market analysts and as such may enjoy enhanced market perceptions."

The Management Externalization Proposal, page 43

7.   Please describe in more detail the changes that have occurred in your business and in the market that have caused the independent members of your board of directors to believe that it is desirable for you to externalize your management functions at this time.

8.   Please provide a more detailed discussion of the manager's potential conflicts of interest.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michael McTiernan at (202) 551-3852 with any questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director